September 19, 2017
Re:	AngioGenex, Inc. Registration Statement on Form 10-12G Filed August 22, 2017 File No. 000-26181

Ada D. Sarmento/ Erin Jaskot – Legal

Rolf Sundwall/ Angela Connell – Accounting

Division of Corporation Finance

Office of Healthcare & Insurance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-3628

Ladies and Gentlemen,

On behalf of AngioGenex Inc., a Nevada private company with limited liability (the “Company”), we are responding to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Registration Statement on Form 10-12G (the “Registration Statement”) contained in the Staff’s letter dated September 5, 2017 (the “Comment Letter”). In response to the comments set forth in the Comment Letter, the Company has revised the Registration Statement and is filing a revised draft of the Registration Statement together with this response letter. The revised draft of the Registration Statement also contains certain additional updates and revisions.  We are also sending, under separate cover, a copy of the revised draft of the Registration Statement (including exhibits) and three marked copies of the Registration Statement showing the changes to the Registration Statement filed on August 22, 2017.

Set forth below are the Company’s responses to the Staff’s comments in the Comment Letter.  The responses and information below are based on information provided to us by the Company.  For convenience, the Staff’s comments are repeated below in italics, followed by the Company’s response to the comments as well as a summary of the responsive actions taken. We have included page numbers to refer to the location in the revised draft of the Registration Statement submitted herewith where the revised language addressing a particular comment appears.

ITEM 1. Business Description of Registrant's Business

Executive Summary, page 1

1.

Please disclose in this section your estimate that you are only able to fund your current operations through December 2017 and will need to raise at least $1.2 million in capital to fund your planned operations.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 2 of the amended Form 10 to include the required information.

Office of Healthcare & Insurance

Division of Corporation Finance

U.S. Securities and Exchange
Commission                                                          2                                           September 19, 2017

2.

We note that in response to our prior comment 2 you have included a detailed list of scientific publications on the first page of the Executive Summary.  Given that the summary should be a brief overview of the company and should not be overly detailed, please remove the publications from this section.  We will not object if you include them in the Business section.

Response:

In response to the Staff’s comment, the Company has removed the detailed list of scientific publications on page 1 of the amended Form 10.

3.

Please revise your disclosure in this section to explain why you have chosen to prioritize the macular degeneration program over the cancer program.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 2 of the amended Form 10 to explain that we prioritized the macular degeneration program over the cancer program because of its relatively lower cost and our belief in the greater predictability of pre-clinical animal model data for age-related macular degeneration.

Our Experiments, page 3

4.

We note your reference to an Exhibit 99.1 in this section but no such exhibit has been filed.  Please advise.

Response:

In response to the Staff’s comment, the Company respectfully advises the Staff that Exhibit 99.1 is accessible and visible on the SEC’s public EDGAR website. The Company has also engaged with phone correspondence with Ms. Ada Sarmento on September 13, 2017, where she confirmed that Exhibit 99.1 was viewable through the SEC’s public EDGAR website.

Current Research Focus and Long-Term Plan, page 5

5.

Please revise your disclosure to clarify what it means that you have completed testing AGX51 against the "industry standard."  Please tell us whether the results of these tests are to be included in the PCT patent application you plan to file as Exhibit 99.1.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 5 of the amended Form 10 to remove the mention of testing AGX51 against the "industry standard,” but clarified that AGX51 was tested against Eylia, one of the FDA-approved drug therapies for age related macular degeneration.  The Company has also included on page 5 reference to the initial test results in the PCT patent application filed as Exhibit 99.1.

ITEM 3. Intellectual Property, page 6

6.

Please revise the sentence before the table to clarify that in addition to the one issued patent and two pending patents, the remaining patents have not yet been

Office of Healthcare & Insurance

Division of Corporation Finance

U.S. Securities and Exchange
Commission                                                          3                                           September 19, 2017

filed.  Please also disclose which of the listed patents are relevant to AGX51-. Please also disclose when you anticipate filing such the "to be filed" patents.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 6 of the amended Form 10 to clarify that in addition to the one issued patent and two pending patents, the remaining patents have not yet been filed. The Company has also added language on page 7 to disclose which patents are relevant to AGX51-α and when we anticipate to file the “to be filed” patents.

Relationship with Memorial Sloan Kettering Cancer Center, page 6

7.

We note your revised disclosure in response to our prior comment 6 that a one page agreement with MSKCC was filed as Exhibit 10.1 and the services agreement with MSKCC was filed as Exhibit 10.2.  However, no Exhibit 10.2 has been filed and Exhibit 10.1 appears to be the services agreement.  Please revise or advise.  Please also revise your disclosure to include the material terms of the services agreement, such as the performance period, fees incurred and termination provisions.  In addition, the services agreement appears to cover only AGX51, not AGX51-.  Please advise and revise your disclosure as necessary.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 6, 28 and 38 of the amended Form 10 to clarify that Exhibit 10.1 refers to the services agreement with MSKCC, while Exhibit 10.2 refers to the one page agreement with MSKCC. The Company respectfully advises the Staff that Exhibit 10.2, like Exhibit 99.1 referred to in comment 4 above, is accessible and visible on the SEC’s public EDGAR website and the Company has confirmed this with Ms. Ada Sarmento over phone correspondence. Additionally, the Company has revised the disclosure on page 6 to include the materials terms of the services agreement and clarify that the services agreement covers both AGX51 and AGX51-α.

Collaboration, page 7

8.

Please disclose the year in which Johns Hopkins Hospital's Wilmer Eye Institute conducted and completed the studies of your lead ocular drugs.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 8 of the amended Form 10 to include the required information.

ITEM 1A. Risk Factors

Our operating results may fluctuate as a result of a number of factors, page 14

9.

We note your disclosure on page 8 that you received $160,000 in funding in 2010 from four SBIR grants, and we note your disclosure in this risk factor that revenues from SBIR grants may not continue at current levels.  Please specify in this risk factor when you last received funding from a SBIR grant and for how much and what the requirements are for you to receive any additional funding.

Office of Healthcare & Insurance

Division of Corporation Finance

U.S. Securities and Exchange
Commission                                                          4                                           September 19, 2017

Response:

In response to the Staff’s comment, the Company has revised the risk factor disclosure on page 14 of the amended Form 10 to clarify that the last time the Company received funding from a SBIR grant was in 2010 for $160,000 and the Company does not intend apply for further SBIR grants in the future.

ITEM 6. Executive Compensation

Outstanding Equity Awards at Fiscal Year-End, page 34

10.

We note your response to our prior comment 21.  We note that the table reflects that Mr. Murray has 550,000 options that are exercisable and 225,000 options that are not exercisable.  Based on footnote 1, it appears that the table should reflect that Mr. Murray has 400,000 options that are exercisable and 150,000 that are not exercisable.  Please revise or advise.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 34 of the amended Form 10 to correctly reflect that Mr. Murray has 325,000 exercisable options as of December 31, 2016. As explained in footnote 1, 150,000 options and 100,000 options held by Martin Murray vested on September 3, 2009 and April 25, 2014 respectively, while 75,000 options vested on April 5, 2016.

ITEM 14. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure, page 37

11.

We note your response to our prior comment 23 and reissue in part.  Please provide the disclosure required by Item 304(a)(2).  Please also name the prior accounting firm and the current accounting firm and provide the exact dates when the prior accounting firm declined to stand for reappointment and the current accounting firm was engaged.  Please file the letter from the prior accounting firm required under Item 304(a)(3) as an exhibit to this Form 10-12G.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 37 and 38 of the amended Form 10 to include the required information. The Company has also provided our prior accounting firm with a copy of the disclosure under Item 14 and is filing the letter from the prior accounting firm as Exhibit 16.1 to this amended Form 10.

EXHIBIT 3.1, page 38

12.

We note your response to our prior comment 24.  Please file the complete articles of incorporation for the company.  We note that Exhibit 3.1 is a certificate of amendment changing the name of the company.  Refer to Item 601(b)(3)(i) of Regulation S-K.

Response:

In response to the Staff’s comment, the Company will file its complete articles of incorporation together with its amended Form 10.

Office of Healthcare & Insurance

Division of Corporation Finance

U.S. Securities and Exchange
Commission                                                          5                                           September 19, 2017

Please do not hesitate to contact me at (646)-642-0701, (212)-644-9802 (fax) or stragem@angiogenex.com if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours,
By:	/s/ Michael Strage
Name: Michael Strage
Title: General Counsel

cc:

Via E-mail

Robert Benezra, Chief Executive Officer

Marty Murray, Chief Financial Officer